UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D Under the Securities Exchange Act of 1934
Speaking Roses International, Inc. (formerly, Millennium Electronics, Inc.)
(Name of Issuer)
Common shares, par value $.001
(Title of Class of Securities)
84730P105
(CUSIP Number)

Blaine Harris Speaking Roses, LLC 545 West 500 South Bountiful, UT 84010 (801) 677-7673	Copy to: Scott R. Carpenter, Esq. Holme Roberts & Owen LLP 299 South Main Street, Suite 1800 Salt Lake City, UT 84111 (801) 323-3203

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
February 6, 2004
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 17 C.F.R. 240.13d-1(e), 17 C.F.R. 240.13d-1(f), or 17 C.F.R. 240.13d-1(g), check the following box.
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 17 C.F.R. 240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.		84730P105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Speaking Roses, LLC (EIN:75-2976652).
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
	(b)	X
3.	SEC Use Only
4.	Source of Funds (See Instructions)
00
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization
Idaho
Number of Units Beneficially Owned by Each Reporting Person With		7.	Sole Voting Power	20,551,264 common shares
		8.	Shared Voting Power	0
		9.	Sole Dispositive Power	0
		10.	Shared Dispositive Power	* 20,551,264 common shares
11.	Aggregate Amount Beneficially Owned by Each Reporting Person
20,551,264 common shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11)
89.7%
14.	Type of Reporting Person (See Instructions)
00

*Speaking Roses, LLC is the record holder of 20,551,264 shares of the issuer’s outstanding common stock. The operating agreement of Speaking Roses, LLC provides that the disposition of all or substantially all of the company’s assets requires the affirmative vote of members holding at least 60% of the company’s membership interests.

CUSIP No.		84730P105
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Signature Flowers, LLC (EIN: 20-8008344).
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
	(b)	X
3.	SEC Use Only
4.	Source of Funds (See Instructions)
00
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization
Utah
Number of Units Beneficially Owned by Each Reporting Person With		7.	Sole Voting Power	0
		8.	Shared Voting Power	0
		9.	Sole Dispositive Power	0
		10.	Shared Dispositive Power	* 20,551,264 common shares
11.	Aggregate Amount Beneficially Owned by Each Reporting Person
*20,551,264 common shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11)
89.7%
14.	Type of Reporting Person (See Instructions)
00

*Signature Flowers, LLC holds 34.6% of the membership interests of Speaking Roses, LLC, which is the record owner of 20,551,264 shares. Signature Flowers, LLC disclaims beneficial ownership in the shares, except to the extent of its pecuniary interest therein. Signature Flowers LLC has no power to direct the vote or the disposition of the shares, except to the extent that a disposition of all or substantially all of the assets of Speaking Roses, LLC requires the affirmative vote of members holding at least 60% of the membership interests.

CUSIP No.		84730P105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Family Properties, LLC (EIN: 87-0631167).
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
	(b)	X
3.	SEC Use Only
4.	Source of Funds (See Instructions)
00
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization
Idaho
Number of Units Beneficially Owned by Each Reporting Person With		7.	Sole Voting Power	0
		8.	Shared Voting Power	0
		9.	Sole Dispositive Power	0
		10.	Shared Dispositive Power	* 20,551,264 common shares
11.	Aggregate Amount Beneficially Owned by Each Reporting Person
*20,551,264 common shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11)
89.7%
14.	Type of Reporting Person (See Instructions)
00

*Family Properties, LLC holds 34.1% of the membership interests of Speaking Roses, LLC, which is the record owner of the 20,551,264 shares. Family Properties, LLC disclaims beneficial ownership of the shares, except to the extent of its pecuniary interest therein. Family Properties, LLC has no power to direct the vote or disposition of the shares, except to the extent that a disposition of all or substantially all of the assets of Speaking Roses, LLC requires the affirmative vote of members holding at least 60% of the membership interests.

CUSIP No.		84730P105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Hector Rene Rodriguez Marchant
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
	(b)	X
3.	SEC Use Only
4.	Source of Funds (See Instructions)
00
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization
Republic of Chile
Number of Units Beneficially Owned by Each Reporting Person With		7.	Sole Voting Power	0
		8.	Shared Voting Power	0
		9.	Sole Dispositive Power	0
		10.	Shared Dispositive Power	* 20,551,264 common shares
11.	Aggregate Amount Beneficially Owned by Each Reporting Person
*20,551,264 common shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11)
89.7%
14.	Type of Reporting Person (See Instructions)
I

*Mr. Rodriguez holds 26.4% of the membership interests of Speaking Roses, LLC, which is the record owner of the 20,551,264 shares. Mr. Rodriguez disclaims beneficial ownership of the shares, except to the extent of his pecuniary interest therein. Mr. Rodriguez has no power to direct the vote or disposition of the shares except to the extent that a disposition of all or substantially all of the assets of Speaking Roses, LLC requires the affirmative vote of members holding at least 60% of the membership interests.

CUSIP No.		84730P105
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Douglas P. Morris
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
	(b)	X
3.	SEC Use Only
4.	Source of Funds (See Instructions)
00
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization
United States
Number of Units Beneficially Owned by Each Reporting Person With		7.	Sole Voting Power	* 61,085 common shares
		8.	Shared Voting Power	0
		9.	Sole Dispositive Power	*61,085 common shares
		10.	Shared Dispositive Power	0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person
**20,642,179 common shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11)
90.1%
14.	Type of Reporting Person (See Instructions)
I

*Mr. Morris (individually or through an entity that he controls) is the record holder of 61,085 shares of common stock of the issuer.

* * Mr. Morris holds 4.9% of the membership interests of Speaking Roses, LLC, which is the record owner of 20,551,264 shares of the issuer's outstanding common stock. Mr. Morris disclaims beneficial ownership of the shares held by Speaking Roses, LLC, except to the extent of his pecuniary interest therein. Mr. Morris has no power to direct the vote or disposition of the Shares.

CUSIP No.		84730P105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Blaine Harris
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
	(b)	X
3.	SEC Use Only
4.	Source of Funds (See Instructions)
00
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization
United States
Number of Units Beneficially Owned by Each Reporting Person With		7.	Sole Voting Power	* 20,551,264 common shares
		8.	Shared Voting Power	0
		9.	Sole Dispositive Power	0
		10.	Shared Dispositive Power	* * 20,551,264 commons shares
11.	Aggregate Amount Beneficially Owned by Each Reporting Person
*20,551,264 common shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11)
89.7%
14.	Type of Reporting Person (See Instructions)
I

*Mr. Harris is the manager of Speaking Roses, LLC, which is the record owner of the 20,551,264 shares. As the manager of Speaking Roses, LLC, Mr. Harris has the sole power to direct the vote of the shares.

**As the manager of Speaking Roses, LLC, Mr. Harris’ right to dispose of the shares is qualified by the requirement of all or substantially all of the assets of Speaking Roses LLC requires the affirmative vote of members holding at least 60% of the membership interests. Mr. Harris is also a member and the manager of Signature Flowers, LLC, which holds 34.6% of the membership interests of Speaking Roses, LLC.

CUSIP No.	84730P105

1.		Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Roland N. Walker
2.		Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)	X
3.		SEC Use Only
4.		Source of Funds (See Instructions)
00
5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.		Citizenship or Place of Organization
United States
Number of Units Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	0
	8.	Shared Voting Power	0
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	* 20,551,264 common shares
11.		Aggregate Amount Beneficially Owned by Each Reporting Person
*20,551,264 common shares
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.		Percent of Class Represented by Amount in Row (11)
89.7%
14.		Type of Reporting Person (See Instructions)
I

*Mr. Walker is a member and the manager of Family Properties, LLC, which holds 34.1% of the membership interests of Speaking Roses, LLC, which is the record owner of the 20,551,264 shares. Mr. Walker disclaims beneficial ownership of the shares, except to the extent that he may be deemed to have a pecuniary interest therein as a result of his membership in Family Properties, LLC. Mr. Walker has no power to direct the vote or disposition of the shares, except to the extent that a disposition of all or substantially all of the assets of Speaking Roses, LLC requires the affirmative vote of members holding at least 60% of the membership interests.

Item 1.

Security and Issuer

The securities which are the subject of this Statement are 20,551,264 common shares, par value $.001 per share (the "Shares"), of Speaking Roses International, Inc. ("International"). International was formerly known as Millennium Electronics, Inc. ("Millennium"). The principal office and business location for International is 545 West 500 South, Bountiful, Utah, 84010.

International holds proprietary technology used to emboss flowers and other floral products and licenses that technology to third parties, including large wholesale flower concerns, chain stores, retail florists, nationally recognized floral fulfillment centers and large corporate event planners.

Item 2.

Identity and Background

This Statement is filed on behalf of:

(i) Speaking Roses, LLC, an Idaho limited liability company ("SR");

(ii) Signature Flowers, LLC, a Utah limited liability company ("Signature");

(iii) Family Properties, LLC, an Idaho limited liability company ("Properties");

(iv) Hector Rene Rodriguez Marchant, an individual;

(v) Douglas P. Morris, an individual;

(vi) Blaine Harris, an individual; and

(vii) Roland N. Walker, an individual.

Each of Signature, Properties, Mr. Rodriguez and Mr. Morris are members of SR. Signature holds 34.6% of SR, Properties holds 34.1% of SR, Mr. Rodriguez holds 26.4% of SR and Mr. Morris holds 4.9% of SR. Blaine Harris is the manager of SR and Signature. Roland N. Walker is the manager of Properties.

(a), (b) and (c)

(i) SR’s principal office and principal place of business is at 545 West 500 South, Bountiful, Utah 84010. Prior to the transactions described in items 3 and 4, SR held proprietary technology used to emboss flowers and other floral products.

The sole manager of SR is Blaine Harris. Mr. Harris’s business address is 545 West 500 South, Bountiful, Utah 84010 and his residence address is 1222 East 2100 South, Bountiful, Utah, 84010. Mr. Harris is a United States citizen. As a result of the transactions reported in Items 3 and 4 below, Mr. Harris also acts as chief executive officer, president and chairman of the board of directors of International, and, as noted below, is also the sole manager of Signature.

(ii) Signature’s principal office and principal place of business is at 545 West 500 South, Bountiful, Utah, 84010. Signature was formed to invest in SR.

The sole manager of Signature is Blaine Harris. Mr. Harris’ business and residence addresses are set forth in sub-paragraph (i) above.

(iii) Properties’ principal office and principal place of business is at 2130 South Boulevard, Idaho Falls, Idaho, 83402. Properties was formed to invest in SR.

The sole manager of Properties is Roland N. Walker. Mr. Walker’s business address and his residence address is 2130 S. Boulevard, Idaho Falls, Idaho, 83402. Mr. Walker is a United States citizen. As a result of the transactions reported in items 3 and 4 below, Mr. Walker also acts as a director of International.

(iv) Mr. Rodriguez’ business address is 545 West 500 South, Bountiful, Utah, 84010, and his residence address is 2802 W. 1100 N., Layton, Utah, 84041. Mr. Rodriguez is a citizen of the Republic of Chile. As a result of the transactions reported in items 3 and 4 below, Mr. Rodriguez also acts as the chief operating officer, and as a director of International.

(v) Mr. Morris’ business address is 35 North 100 East, Heber City, Utah 84032. Mr. Morris is a United States citizen. Mr. Morris was formerly the president and a director of Millennium, and is an officer and director of Celtic Investments, Inc., a publicly traded financial services company.

(vi) Mr. Harris’ business and residence contact information and employment information are set forth in sub-paragraph (i) above.

(vii) Mr. Walker’s business and residence contact information and employment information are set forth in sub-paragraph (iii) above.

(d) and (e) During the last five years, none of the Reporting Persons nor, to their knowledge, any of their respective managers (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result, of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws on finding any violation with respect to such laws.

(f) See disclosures at paragraphs (a), (b) and (c), above.
Item 3.		Source and Amount of Funds or Other Consideration
On February 6, 2004, SR acquired the Shares in exchange for the contribution by SR of all of its assets and operations to the capital of International. Those assets were previously used by SR as part of its floral embossing business. The terms of SR’s acquisition of the Shares are set forth in a contribution agreement (the "Contribution Agreement") previously filed with the Commission as an exhibit to Millennium’s current report on Form 8-K dated February 5, 2004.

No portion of the consideration tendered by SR in exchange for the Shares was represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the Shares.

Item 4.		Purpose of Transaction
Prior to SR’s acquisition of the Shares, International had no material assets and engaged in no active business operations. As a result of the transactions described herein, International acquired SR’s business operations and assets. SR acquired the Shares as a result of the capital contribution described in Item 3, above. Immediately prior to the consummation of that transaction, and as a condition to it, International was required to (i) change its domicile from Nevada to Utah, (ii) change its name from "Millennium Electronics, Inc." to "Speaking Roses International, Inc.," (iii) effect a reverse split of its outstanding securities, (iv) increase its authorized capital, and (v) obtain a minimum of $400,000 in subscriptions in a private placement under Regulation D promulgated under the Securities Act of 1933 (the "Private Placement"). The change of domicile, reverse split and name change were effected through a change of domicile merger (the "change of domicile merger") between Millennium and International, which was Millennium’s wholly-owned subsidiary. International is the surviving entity in the change of domicile merger. SR had no right or obligation to acquire the Shares until the satisfaction of the conditions described in the preceding paragraph, which occurred on or about February 6, 2004. The investors in the Private Placement did not negotiate, or enter into any agreements, with SR or the other Reporting Persons relating to the voting or disposition of the shares they acquired in the Private Placement or that SR acquired in connection with the contribution of its assets and operations to International.

Under the terms of the change of domicile merger, the officers and directors of International (who included Mr. Harris, Mr. Walker and Mr. Rodriguez) retained their management positions with the surviving entity, International. Holders of the majority of the voting rights in Millennium and the Millennium board of directors previously approved the terms of the change of domicile merger, the Contribution Agreement and the Private Placement. Millennium filed an Information Statement with the Commission on Schedule 14C on December 23, 2003 relating to those transactions.

The transactions did not (i) result in or cause any class of International’s securities to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system or registered national securities association, or (ii) result in or cause any class of the equity securities of International to become ineligible for termination of registration pursuant to Section 12(g)(4) of the Securities and Exchange Act of 1934, as amended.

Except as set forth elsewhere in this Schedule 13D, SR and the other Reporting Persons have made no proposals and have entered into no agreements which would be related to or would result in any of the matters described in Items 4(a) through (j) of Schedule 13D; however, as part of an ongoing review of investment alternatives, the Reporting Persons may consider such matters in the future and, subject to applicable laws, may formulate a plan with respect to such matters subject to applicable law, and, from time to time, the Reporting Persons may hold discussions with or make formal proposals to management or the board of directors of International, or shareholders of International or other parties regarding such matters.

Item 5.		Interest in Securities of the Issuer
(a) SR holds 20,551,264 common shares, par value $.001 per share, of International. These shares represent 89.7% of that class.

Each of the other Reporting Persons, as a member of SR (or, as a member or manager of Signature or Properties, as applicable) may be deemed to beneficially own the Shares. Each of the Reporting Persons other than SR and Mr. Harris (to the extent that he is deemed to be the beneficial owner of the shares in his capacity as manager of SR) disclaims beneficial ownership of the Shares, and the filing of this Schedule 13D does not constitute an admission that such entities and individuals are the beneficial owners of any securities covered by this Statement.

Pursuant to Rule 13D-5(b)(1), promulgated under the Securities and Exchange Act of 1934 (the "Act"), to the extent a "group" is deemed to exist by virtue of the concurrent acquisition by SR and investors who acquired shares in connection with the Private Placement, each of the Reporting Persons would be deemed to have beneficial ownership, for purposes of Section 13(g) and 13(d) of the Securities Exchange Act of 1934, as amended (the "Act"), of all of the equity securities of International beneficially owned by the other parties in such group. Under these circumstances, the Reporting Persons could be deemed to beneficially own an aggregate of 21,788,769 common shares of International, or approximately 95.1% of International’s outstanding common shares. The filing of this statement is not an admission, for purposes of Sections 13(g) and 13(d) and Regulation 13D-G of the Act, nor for any other purpose, that any of the Reporting Persons is the beneficial owner of any securities owned by any other party acquiring shares pursuant to the terms of the transactions described above.

(b) Members of SR (including Signature, Properties, Mr. Rodriguez and Mr. Morris) holding 60% or more of SR have the right to approve certain extraordinary transactions relating to the operation of SR. Those approval rights do not include rights to require SR to take actions with respect to the voting or disposition of the Shares; provided that a disposition of all or substantially all of the assets of SR requires the affirmative vote of members holding at least 60% of the membership interests. Each of Signature, Properties, Mr. Rodriguez, Mr. Walker and Mr. Morris disclaims any beneficial ownership of the Shares, and this Statement does not constitute an admission that such entity or person is the beneficial owner of the Shares.

(c) Except for the acquisition by SR of the Shares described in the preceding portions of this Statement, the Reporting Persons have not effected any transaction in the common shares of International during the past sixty days.

(d) None.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
The Contribution Agreement provides the terms and conditions under which SR acquired the Shares. Under the Contribution Agreement, SR acquired the Shares in exchange for assigning to International all of SR’s assets, operations and liabilities.

The Contribution Agreement provides, and contains a representation by SR acknowledging, that the Shares were issued without registration, and that the Shares are, therefore, subject to restrictions on transfer unless the transfer in question is the subject of an effective registration statement under the Securities Act of 1933 or an exemption from the provisions of that Act are applicable to the transfer. The consummation of the transactions contemplated by the Contribution Agreement were conditioned on the consummation of the change of domicile merger and the acceptance by International of subscriptions in the Private Placement. Under the terms of the Private Placement, International paid a registered broker dealer a commission for placing the International shares. The fees were not payable to any of the Reporting Persons. Under the terms of the Contribution Agreement, certain principals of the Reporting Persons, including Mr. Walker and Mr. Harris, are entitled to receive (from the proceeds of the Private Placement and subject to certain conditions relating to the amounts raised in the Private Placement), the repayment of certain debt obligations to those parties assumed by International. The conditions of the repayment obligations are set forth in the Contribution Agreement.

The Contribution Agreement was previously filed by Millennium pursuant to an 8-K dated February 5, 2004. The Agreement and Plan of Merger is included as a exhibit filed with this Statement, as described in item 7, below.

Item 7.	Material to Be Filed as Exhibits
The following documents are filed herewith as exhibits to this Statement:

Exhibit A – Joint Acquisition Statement pursuant to Rule 13(d)-(1)(k).

Exhibit B – Agreement and Plan of Merger between Speaking Roses International, Inc. and Millennium Electronics, Inc. dated February 5, 2004.

The following documents are incorporated herein by reference:

Contribution Agreement, dated January 20, 2004, between Millennium Electronics, Inc. and Speaking Roses, LLC, as filed as exhibit 99.1 to the current report on Form 8-K of Millennium Electronics, Inc. dated February 5, 2004.

Signature
After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated as of February 16, 2004

SPEAKING ROSES, LLC

By:	/s/
Name:	Blaine Harris
Title:	Manager

SIGNATURE FLOWERS, LLC

By:	/s/
Name:	Blaine Harris
Title:	Manager

FAMILY PROPERTIES, LLC

By:	/s/
Name:	Roland N. Walker
Title:	Manager

By:	/s/
Name:	Hector Rene Rodriguez Marchant

By:	/s/
Name:	Douglas P. Morris

By:	/s/
Name:	Blaine Harris

By:	/s/
Name:	Roland N. Walker